Exhibit 99.1

MoneyHero Group to Announce Fourth Quarter and Full Year 2023 Results

SINGAPORE, April 05, 2024 (GLOBE NEWSWIRE) -- MoneyHero Limited (Nasdaq:MNY) (“MoneyHero” or the “Company”), a market leading personal finance aggregation and comparison platform in Greater Southeast Asia, today announced that it will release its fourth quarter and full year 2023 on Monday, April 29, 2024 before market opens and will hold a related conference call to discuss the results at 8:00 a.m. EST the same day.

Investors and other interested parties may listen to the call by clicking on the registration link for the webcast or audio conference at:

Webcast: https://edge.media-server.com/mmc/p/imx3hnjm
Conference call: https://register.vevent.com/register/BIac979ca014d64018b55b9054336ae024

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY), formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance and insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia with respective brands for each local market. MoneyHero currently managed 279 commercial partner relationships and services 8.7 million Monthly Unique Users1 across its platform for the 12 months ended December 31, 2023. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For investor and media inquiries, please contact:

Investor Relations: ir@moneyherogroup.com
Media: press@moneyherogroup.com

1 “Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. A session initiates when a user either opens an app in the foreground or views a page or screen and no session is currently active (e.g., the user’s previous session has ended). A session ends after 30 minutes of user inactivity. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.